SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5

                                       TO

                                      FORM

                                     N-8B-2

                               File No. 811-08945

           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES

                                  May 18, 2001

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940
                         ------------------------------

           THE PINNACLE FAMILY OF TRUSTS, DOGS OF TECH TRUST SERIES I
                          AND FINANCIAL TRUST SERIES II
                             (AND SUBSEQUENT SERIES)
                      and any other future trusts for which
                McLaughlin, Piven, Vogel Securities, Inc. and/or
                   Investec Ernst & Company act as Depositors


                          ----------------------------
                               Name of Registrant

                             One Battery Park Plaza
                            New York, New York 10004

                          ----------------------------

                   Address and Principal Office of Registrant
                                        -

 X   Not the issuer of periodic payment plan certificates.
---
      Issuer of periodic payment plan certificates.
-----


Amended items 1, 2, 6, 7, 23, 25, 27, 28, 29 and 59.

I.      ORGANIZATION AND GENERAL INFORMATION
        ------------------------------------

               1.     (a)    Furnish name of the trust and the Internal Revenue
Service Employer Identification Number.

                      The Pinnacle Family of Trusts, Dogs of Tech Trust Series I and Financial Trust Series II (and Subsequent Series) and any other future trusts for which McLaughlin, Piven, Vogel Securities, Inc. and/or Investec Ernst & Company act as sponsors.

                      The Trust has no Internal Revenue Service Employer Identification Number.

               (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--

           The Pinnacle Family of Trusts, Dogs of Tech Trust Series I
                          and Financial Trust Series II
                             (and Subsequent Series)

               2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


McLaughlin, Piven, Vogel Securities, Inc.     Investec Ernst & Company
30 Wall Street                                One Battery Park Plaza
New York, New York 10005                      New York, New York 10004
Internal Revenue Service Employer             Internal Revenue Service Employer
Identification Number 13-2887111              Identification Number:  13-3732556

               6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                      The form of Trust Indenture and Agreement among McLaughlin, Piven, Vogel Securities, Inc. and Investec Ernst & Company, as Depositors and The Bank of New York, as Trustee, to be employed by the Trust will be filed as
                      Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust.

                      The Indenture will be dated the initial date of deposit of the securities in The Pinnacle Family of Trusts, Dogs of Tech Trust Series I and Financial Trust Series II and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

                      Substantially identical but separate Reference Trust Agreements will be executed for each Series of Trusts between the Depositors, the Portfolio Supervisor and Trustee. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

               (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                      See Item 6(a) above.

               7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                      McLaughlin, Piven, Vogel Family of Trusts to The Pinnacle Family of Trusts, December 9, 1999.

               23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                      Investec Ernst & Company and its directors, officers and employees are covered by a Stockbrokers Blanket Bond Standard Form 14 in the amount of $15,000,000.

                      McLaughlin, Piven, Vogel Securities, Inc. and its directors, officers and employees are covered by a Stockbrokers Blanket Bond in the amount of $1,000,000.

II.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
     -----------------------------------------------------------

        Organization and Operations of Depositor
        ----------------------------------------

               25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                      McLaughlin, Piven, Vogel Securities, Inc. is a Corporation organized in 1977 under the laws of the State of New York.

                      Investec Ernst & Company is a Corporation organized in 1993 under the laws of the State of Delaware.

               27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                      See "Administration of the Trusts -The Sponsor" in Exhibit 2 for a description of Investec Ernst & Company. Each of the Depositors is engaged in the underwriting and securities brokerage business and is a member of the National Association of Securities Dealers, Inc.


        Officials and Affiliated Persons of Depositor
        ---------------------------------------------

               28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                      With respect to McLaughlin, Piven, Vogel Securities, Inc. reference is made to Exhibit E.I hereto.

                      With respect to Investec Ernst & Company reference is made to Exhibit F.I. hereto.

               (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                      With respect to McLaughlin, Piven, Vogel Securities, Inc., each of the officers and directors has been, during the past five years, engaged by McLaughlin, Piven, Vogel Securities, Inc., in the full time management and day-to-day operations of the Depositor.

                      With respect to Investec Ernst & Company reference is made to Exhibit F.II. hereto.


        Companies Owning Securities of Depositor.
        ----------------------------------------

               29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                      With respect to McLaughlin, Piven, Vogel Securities, Inc. the response is none.

                      With respect to Investec Ernst & Company reference is made to Exhibit F.III. hereto.


III.  FINANCIAL AND STATISTICAL INFORMATION
      -------------------------------------

               59.  Financial Statements filed herewith:

               (c)(1) Balance Sheet of each of the Depositors for their last fiscal year.

                      With respect to McLaughlin, Piven, Vogel Securities, Inc. incorporated by reference to Form X-17A-5 Part III filed on November 24, 1997 (SEC File Number 8-21586).

                      With respect to Investec Ernst & Company reference is made to Form X-17A-5 Part III included as Exhibit G hereto.

               (c)(2) Profit and Loss Statement and Statement of Surplus for each of the Depositors for their last fiscal year.

                      With respect to McLaughlin, Piven, Vogel Securities, Inc. incorporated by reference to Form X-17A-5 Part III filed on November 24, 1997 (SEC File Number 8-21586).

                      With respect to Investec Ernst & Company reference is made to Form X-17A-5 Part III included as Exhibit G hereto.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 18th day of May, 2001.

                                 THE PINNACLE FAMILY OF TRUSTS,
                                 DOGS OF TECH TRUST SERIES I AND
                                 FINANCIAL TRUST SERIES II
                                 (and SUBSEQUENT SERIES)

                                 By:  MCLAUGHLIN, PIVEN, VOGEL
                                      SECURITIES, INC.


                                      By: /s/ ALLAN M. VOGEL
                                          ----------------------------
                                          Name:  Allan M. Vogel
                                          Title: President, Chief Financial
                                                 Officer, Secretary and Director




Attest:  /s/ IRA A. COHEN
         --------------------
               Name:  Ira A. Cohen
               Title: Compliance Director


                                 INVESTEC ERNST & COMPANY

                                      By: /s/ PETER J. DEMARCO
                                          -------------------------------
                                         Name:  Peter J. DeMarco
                                         Title: Vice President



Attest: /s/ TED LOCKE
       -----------------------------------
          Name:  Ted Locke
          Title: Secretary

                                  IV. EXHIBITS
                                      --------


No.       Description
---       -----------

1. Form of Trust Indenture and Agreement (filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust and incorporated herein by reference).

2. Form of Prospectus for the Trust (filed with Registration Statement on Form S-6 of the Trust and incorporated herein by reference).

3. Certificate of Incorporation of McLaughlin, Piven, Vogel Securities, Inc. dated March 8, 1977 and, as amended on January 16, 1979, June 8, 1979, August 27, 1979, May 3, 1982, December 20, 1983 and September 25, 1989 (filed as Exhibit 99.1.3.7 to the Registration Statement No. 333-60915 on Form S-6 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

4.        Bylaws of McLaughlin, Piven, Vogel Securities, Inc. (filed as Exhibit
          99.1.3.8 to the Registration Statement No. 333-60915 on Form S-6 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

5. Certificate of Incorporation, Amended and Restated Certificate of Incorporation and Certificate of Amendment of Investec Ernst & Company (filed as Exhibit 99.1.3.5 to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of the Trust dated on May 18, 2001, and incorporated herein by reference).

6. Bylaws of Investec Ernst & Company (filed as Exhibit 99.1.3.6 to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of the Trust dated on May 18, 2001, and incorporated herein by reference).

                                   EXHIBIT E.I
                                   -----------

                           Ownership of Securities of
                    McLaughlin, Piven, Vogel Securities, Inc.
                    -----------------------------------------

                                                             Securities Owned of Record but    Securities Owned Beneficially
      Name and Principal            Securities Owned of                    not                              but
       Business Address           Record and Beneficially             Beneficially                     Not of Record
      ------------------          -----------------------            --------------                   --------------
James J. McLaughlin         533.785 shares (52.31%)                         0                                0
30 Wall Street
New York, NY  10005

James C. McLaughlin         375 shares (36.75%)                             0                                0
30 Wall Street
New York, NY  10005

Mark G. McLaughlin          61.215 shares (6.00%)                           0                                0
30 Wall Street
New York, NY  10005

Allan M. Vogel              30 shares (2.94%)                               0                                0
30 Wall Street
New York, NY  10005

James M. Kennedy            10.153 shares (1.00%)                           0                                0
30 Wall Street
New York, NY  10005

Edward T. Brienza           5.051 Shares (0.50%)                            0                                0
30 Wall Street
New York, NY  10005

David Dawkins               5.051 shares (0.50%)                            0                                0
30 Wall Street
New York, NY  10005

                              EXHIBIT E.I (Contd.)
                              -----------

                      Ownership of Securities of the Trust
                      ------------------------------------

                                      None

                      Other Companies of which each Person
                 Named Above is an Officer, Director or Partner
                 ----------------------------------------------

          Name                 Name and Address                  Business of Company                     Nature of
                                  of Company                                                            Affiliation
                                                                                                        with Company
James C. McLaughlin     McLaughlin, Piven, Vogel of        Credit card services                Shareholder, Officer & Director
                        Nevada Inc.
                        1325 Airmotive Way Suite 175F
                        Reno, Nevada 89502

                        Media Production Services of       Marketing                           Shareholder, Officer & Director
                        Nevada Inc.
                        1325 Airmotive Way Suite 175F
                        Reno, Nevada 89502

James J. McLaughlin     McLaughlin, Piven, Vogel of        Credit card services                Shareholder, Officer & Director
                        Nevada Inc.
                        1325 Airmotive Way Suite 175F
                        Reno, Nevada 89502

                        Media Production Services of       Marketing                           Shareholder, Officer & Director
                        Nevada Inc.
                        1325 Airmotive Way Suite 175F
                        Reno, Nevada 89502

Allan M. Vogel          McLaughlin, Piven, Vogel of        Credit card services                Shareholder, Officer & Director
                        Nevada Inc.
                        1325 Airmotive Way Suite 175F
                        Reno, Nevada 89502

                        Media Production Services of       Marketing                           Shareholder, Officer & Director
                        Nevada Inc.
                        1325 Airmotive Way Suite 175F
                        Reno, Nevada 89502

                                    EXHIBIT F
                                    ---------

                                                              As of May 18, 2001


I. Information as to each officer, director or partner of Investec Ernst & Company, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of Investec Ernst & Company


Name                      Title                     Business Address
----                      -----                     ----------------

William P. Behrens        Chief Executive           Investec Ernst & Company
                          Officer, Chairman         One Battery Park Plaza
                                                    New York, NY 10004

Hugh Herman               Vice Chairman             Investec Group Ltd.,
                                                    100 Grayston Drive,
                                                    Sandown, Sandton, 2196,
                                                    South Africa

S. Derek Solomon          Director                  Investec Ernst & Company
                                                    One Battery Park Plaza
                                                    New York, NY 10004

J. William Burdett        Director                  Level 3, Rialto North Tower
                                                    525 Collins Street
                                                    Melbourne, VIC 3000
                                                    Australia

Bernard Kantor            Director                  Investec Group Ltd.,
                                                    100 Grayston Drive,
                                                    Sandown, Sandton, 2196,
                                                    South Africa

Daniel J. Cristofano      Director                  Investec Ernst & Company
                                                    One Battery Park Plaza
                                                    New York, NY 10004

Stephen Koseff            Director                  Investec Ernst & Company
                                                    One Battery Park Plaza
                                                    New York, NY 10004

Scott Rosenblum Esq.      Director                  Kramer Levin
                                                    Naftalis & Frankel LLP
                                                    919 Third Avenue, 39th Floor
                                                    New York, NY 10022

Mark B. Segall            Director, Senior Vice     Investec Ernst & Company
                          President (Investment     One Battery Park Plaza
                          Banking)                  New York, NY 10004

Name                     Title                      Business Address
----                     -----                      ----------------

John J. Murabito         Chief Operating Officer,   Investec Ernst & Company
                         Senior Vice President      One Battery Park Plaza
                                                    New York, NY 10004

Steven J. Paraggio       Chief Financial Officer,   Investec Ernst & Company
                         Senior Vice President      One Battery Park Plaza
                                                    New York, NY 10004

Martin Schlow            Senior Vice President,     Investec Ernst & Company
                         Operations                 One Battery Park Plaza
                                                    New York, NY 10004

Frank A. Magnani         Senior Vice President      Investec Ernst & Company
                                                    One Battery Park Plaza
                                                    New York, NY 10004

Michael Rabinowitz       Senior Vice President      Investec Ernst & Company
                                                    One Battery Park Plaza
                                                    New York, NY 10004

Ted Locke                Secretary                  Investec Ernst & Company
                                                    One Battery Park Plaza
                                                    New York, NY 10004


As of the date hereof, none of the referenced persons own 5% or more of Investec Ernst & Company.

As of the date hereof, none of the referenced persons own any Units of the Trust.

II. The business experience during the last five years of each officer and director of Investec Ernst & Company

William P. Behrens - Chairman, Chief Executive Officer and Director of Investec Ernst & Company since 1999. Mr. Behrens also served as Chief Executive Officer of Ernst & Company, Division of Investec Bank Ltd., South Africa, since 1998 and served as Chairman of the Board and Chief Executive Officer of Ernst & Company since 1993.

Hugh Herman - Vice Chairman and Director of Investec Ernst & Company since 2000. Mr. Herman previously served as Chairman of Investec Ernst & Company and has been with the Investec Group since 1994. Mr. Herman currently serves as a director of Investec Holdings Limited, Investec Bank (UK) Limited, Fedsure Holdings Limited, Pick 'n Pay Holdings Limited and Pick 'n Pay Stores Limited.

S. Derek Solomon - Director of Investec Ernst & Company since 1998. Mr. Solomon also serves as the Chief Executive Officer of Investec USA Holdings Corp. Prior to joining the Investec Group in 1997, Mr. Solomon served as the Chief Operating Officer of Quadrant Management Inc., a restructuring company.

J. William Burdett - Director of Investec Ernst & Company since 1998. Mr. Burdett also serves as Principal and Chief Executive Officer of Burdett, Buckridge & Young, a securities brokerage firm in Australia.

Bernard Kantor - Director of Investec Ernst & Company since 1998. Mr. Kantor also serves as Director of Investec Holdings Limited, Investec Bank (UK) and Investec Clali Bank Limited. Since he joined the Investec Group in 1980, Mr. Kantor has served as the Positions Manager of the Trading Division, Marketing Manager and Chief Operating Officer.

Daniel J. Cristofano - Director of Investec Ernst & Company since 1998. Mr. Cristofano joined Investec Ernst & Company in 1986 and has served as the President and Chief Operating Officer until his retirement in 2001. Mr. Cristofano is a 40 year veteran of the securities industry and has served on the Board of Directors of the New York Stock Exchange and the NASD's Board of Governors.

Stephen Koseff - Director of Investec Ernst & Company since 1998. Mr. Koseff joined the Investec Group in 1980 and has served as Chief Accounting Officer and General Manager of Banking, Treasury and Merchant Banking. Mr. Koseff currently serves as a Director of Investec Holdings Limited, Investec Bank (UK) Limited, Investec Clali Bank Limited, Fedsure Holdings Limited and the Bidvest Group.

Scott S. Rosenblum - Director of Investec Ernst & Company since 2001. Mr. Rosenblum is also a Partner at the law firm of Kramer Levin Naftalis & Frankel LLP where he has served as Managing Partner from 1994 to 2000.

Mark B. Segall - Senior Vice President (Investment Banking) and Director of Investec Ernst & Company since 1999. Prior to joining Investec Ernst & Company in 1999, Mr. Segall was a Partner at the law firm of Kramer Levin Naftalis & Frankel LLP.

John J. Murabito - Chief Operating Officer and Senior Vice President of Investec Ernst & Company since 2001. Prior to joining Investec Ernst & Company in 1999, Mr. Murabito served as Managing Director of Information Technology at the National Securities Clearing Corporation. Prior to his position with NSCC, Mr. Murabito was a principal with Weiss, Peck & Greer Investments.

Steven J. Paraggio - Chief Financial Officer and Senior Vice President of Investec Ernst & Company since 1998. Prior to joining Investec Ernst & Company in 1994, Mr. Paraggio was Senior Manager with Coopers & Lybrand.

Martin Schlow - Director of Operations and Senior Vice President of Investec Ernst & Company since 1993.

Frank A. Magnani - Senior Vice President (Global Marketing & Sales) of Investec Ernst & Company since 1999. Prior to joining Investec Ernst & Company, Mr. Magnani served as a Managing Director of Israel A. Englander & Co. Prior to this position, Mr. Magnani served as Vice President and Officer of the American Stock Exchange.

Michael Rabinowitz - Senior Vice President (Private Client Group) of Investec Ernst & Company since 1999. Mr. Rabinowitz joined Investec Ernst & Company in 1999 through the acquisition of Stuart, Coleman & Co., Inc. where he previously served as Vice Chairman and Chief Financial Officer. Prior to joining Stuart, Coleman & Co., Inc., Mr. Rabinowitz served as Controller of Phillips, Appel and Walden, Inc., a NYSE member firm.

Ted Locke - Secretary of Investec Ernst & Company since 2001. Mr. Locke joined Investec Ernst & Company in 2000 and also serves as Deputy General Counsel. Prior to joining Investec Ernst & Company, Mr. Locke practiced law with the law firm of Brown & Wood LLP from 1998 to 2000. Prior to Brown & Wood LLP, Mr. Locke practiced law with the law firm of Sidley & Austin from 1995 to 1998.

III. Each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of Investec Ernst & Company


Investec USA Holdings Corp.                100% direct ownership of the
                                           Depositor

Investec Gibraltar Ltd.                    100% direct ownership of
                                           Investec USA Holdings Corp.

Investec Group Ltd.                        100% direct ownership of
100 Grayston Drive                         Investec Gibraltar Ltd.
Sandown, Sandton, 2196
South Africa

                                    EXHIBIT G
                                    ---------


                            Investec Ernst & Company

                        Statement of Financial Condition

                            Year ended March 31, 2000


Assets
Cash and cash equivalents                                                                         $      1,665,074
Receivables from brokers, dealers and clearing organizations                                           973,132,084
Receivables from customers                                                                             795,511,077
Securities owned, at market value                                                                       12,493,986
Exchange membership--contributed for use of the Company, at market value                                 2,000,000
Exchange memberships--owned by the Company, at cost
    (market value $6,017,000)                                                                            5,783,000
Goodwill                                                                                                40,335,951
Other assets                                                                                            18,405,786
                                                                                               -------------------
Total assets                                                                                        $1,849,326,958
                                                                                               ===================

Liabilities and stockholder's equity
Short-term borrowings                                                                               $   12,740,583
Short-term bank loans                                                                                   95,347,710
Payables to brokers, dealers and clearing organizations                                                989,852,654
Payables to customers                                                                                  574,622,599
Securities sold, not yet purchased, at market value                                                      3,686,584
Accrued expenses and other liabilities                                                                  33,733,449
                                                                                               -------------------
                                                                                                     1,709,983,579
                                                                                               -------------------

Subordinated liabilities                                                                                46,784,177
                                                                                               -------------------

Stockholder's equity:
    Common stock, $.01 par value; 100 shares authorized; 10 shares outstanding                                   -
    Additional paid-in capital                                                                          73,910,275
    Retained earnings                                                                                   18,648,927
                                                                                               -------------------
Total stockholder's equity                                                                              92,559,202
                                                                                               -------------------
Total liabilities and stockholder's equity                                                          $1,849,326,958
                                                                                               ===================


The accompanying notes are an integral part of these financial statements.

                            Investec Ernst & Company

                               Statement of Income

                            Year ended March 31, 2000



Revenues
Commissions                                                                      $     52,914,694
Clearing and execution fees                                                            36,411,542
Firm trading                                                                           11,067,258
Gain on sale of partnership interest                                                   25,000,000
Interest                                                                               54,519,548
Other                                                                                   5,021,409
                                                                               ------------------
Total Revenues                                                                        184,934,451
                                                                               ------------------

Expenses
Employee compensation and benefits                                                 $   67,099,630
Floor brokerage and clearing                                                           11,904,715
Interest                                                                               35,439,419
Communications and service bureau                                                      16,003,595
Occupancy and equipment                                                                 5,323,101
Professional services                                                                   7,270,827
Other                                                                                   8,097,341
                                                                               ------------------
Total expenses                                                                        151,138,628
                                                                               ------------------

Income before provision for income taxes                                               33,795,823
Provision for income taxes                                                             16,964,000
                                                                               ------------------
Net income                                                                          $  16,831,823
                                                                               ==================




The accompanying notes are an integral part of these financial statements.

                            Investec Ernst & Company

                Statement of Changes in Subordinated Liabilities

                            Year ended March 31, 2000


                                                                        10%
                                                                    Subordinate            Contributed               Total
                                                Subordinated        Convertible             Exchange             Subordinated
                                                   Loans             Debenture             Membership             Liabilities
                                           ----------------------------------------------------------------------------------------

Balances at March 27, 1999                      $20,000,000         $4,784,177             $2,000,000             $26,784,177
Subordinated loan from Investec Group            20,000,000                                                        20,000,000
                                           ----------------------------------------------------------------------------------------
Balances at March 31, 2000                      $40,000,000         $4,784,177             $2,000,000             $46,784,177
                                           ========================================================================================


The accompanying notes are an integral part of these financial statements.

                            Investec Ernst & Company

                  Statement of Changes in Stockholder's Equity

                            Year ended March 31, 2000


                                                     Additional
                                                      Paid-in            Retained      Total Stockholder's
                                                      Capital            Earnings            Equity
                                                ----------------------------------------------------------

Balances at March 27, 1999                          $63,910,275        $ 1,817,104         $65,727,37
Additional capital contributed by Investec Group     10,000,000                             10,000,000
Net Income                                                              16,831,823          16,831,823
                                                ----------------------------------------------------------
Balances at March 31, 2000                          $73,910,275        $18,648,927         $92,559,202
                                                ==========================================================


The accompanying notes are an integral part of these financial statements.

                            Investec Ernst & Company

                             Statement of Cash Flows

                            Year ended March 31, 2000

Cash flows from operating activities
Net income                                                                                               $   16,831,823
Adjustments to reconcile net income to net cash used in operating activities:
   Depreciation and amortization                                                                              3,920,761
   Loss on disposal of fixed assets                                                                             394,955
   Deferred taxes                                                                                               464,000
   (Increase) decrease in operating assets:
     Cash and securities segregated under Federal and other regulations                                      25,309,980
     Receivables from brokers, dealers and clearing organizations                                          (632,929,959)
     Receivables from customers                                                                            (483,070,081)
     Securities owned, at market value                                                                          996,488
     Other assets                                                                                            (8,995,298)
   Increase (decrease) in operating liabilities:
     Payables to brokers, dealers and clearing organizations                                                659,821,023
     Payables to customers                                                                                  282,781,540
     Securities sold, not yet purchased                                                                       3,008,718
     Accrued expenses and other liabilities                                                                   8,971,592
                                                                                                 ----------------------
Net cash used in operating activities                                                                      (122,494,458)
                                                                                                 ----------------------

Cash flows from investing activities
Purchase of broker-dealer assets                                                                             (5,000,000)
Purchase of furniture, equipment and leasehold improvements                                                  (2,852,578)
                                                                                                 ----------------------
Net cash used in investing activities                                                                        (7,852,578)
                                                                                                 ----------------------

Cash flows from financing activities
Short-term bank loans, net                                                                                   93,547,710
Short-term borrowings, net                                                                                    7,541,624
Proceeds from subordinated loan                                                                              20,000,000
Additional capital contributed by Investec Group                                                             10,000,000
                                                                                                 ----------------------
Net cash provided by financing activities                                                                   131,089,334
                                                                                                 ----------------------

Increase in cash and cash equivalents                                                                           742,298
Cash and cash equivalents at March 27, 1999                                                                     922,776
                                                                                                 ----------------------
Cash and cash equivalents at March 31, 2000                                                              $    1,665,074
                                                                                                 ======================

Supplementary disclosure of cash flow information:
Cash paid for:
   Interest                                                                                              $   32,312,708
                                                                                                 ======================
   Income taxes                                                                                          $   14,835,100
                                                                                                 ======================


The accompanying notes are an integral part of these financial statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Description of Business: Investec Ernst & Company (the "Company") is an indirect wholly-owned subsidiary of Investec Group limited ("Investec Group"), a publicly owned South African investment banking group with total assets exceeding $25 billion.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, American Stock Exchange, National Association of Securities Dealers, Chicago Board of Options Exchange, Chicago Stock Exchange and other regional exchanges. Its business includes providing securities clearance services; securities and options brokerage for domestic and international institutional and retail customers; market-making and trading in NASDAQ and over-the-counter securities; listed equity, options and corporate bond execution services; and securities lending activities.

In October 1999, the Company acquired the assets of a U.S. registered broker-dealer in a transaction accounted for as a purchase. The terms of the agreement provided for an initial payment of approximately $5,000,000, and additional deferred installment payments totaling up to $2.5 million, but not less than $1.5 million, over the next two years, of which $2.0 million has been recorded.

2. Summary of Significant Accounting Policies: The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Customer and proprietary securities transactions, including listed options, are recorded on a settlement date basis. These transactions generally settle on the third business day following the transaction date of securities and the next business day for options. Recording proprietary securities and options transactions on the statement of financial condition on a trade date basis would not result in a material difference.

Securities owned and securities sold, not yet purchased are for trading purposes and reported in the statement of financial condition at market value. Unrealized changes in market value are recognized in firm trading revenues in the period in which the change occurs.

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets which range from 3 to 10 years. Leasehold improvement are amortized over the lesser of the economic life of the improvement or the term of the lease.

Goodwill is amortized using the straight-line method over periods ranging from 10 to 20 years. The Company evaluates goodwill for any potential impairment, of which none has been identified.

Short-term borrowings represent amounts outstanding under bank credit agreements which provide for unsecured borrowings for general corporate purposes.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the statement of financial condition carrying amount and the tax basis of existing assets and liabilities.

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

The carrying amounts of the Company's cash and cash equivalents, short-term borrowings, short-term bank loans, accrued expenses and other liabilities, and receivables from and payables to customers, brokers, dealers, and clearing organizations approximate their fair market values due to their short-term nature. The carrying amounts of subordinated liabilities approximate fair value since the interest rates on such instruments are comparable to current borrowings rates for similar instruments.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations:
The Company had receivables from and payables to brokers, dealers and clearing organizations relating to the following at March 31, 2000:


Receivables:
      Securities failed to deliver...........................................................  $     151,667,793
      Securities borrowed....................................................................        771,393,964
      Clearing organizations.................................................................         15,394,778
      Other..................................................................................         34,675,549
                                                                                                     -----------
                                                                                               $     973,132,084
                                                                                                     ===========

Payables:                                                                                      $      88,765,902
      Securities failed to receive...........................................................        891,120,140
      Securities loaned......................................................................          5,348,343
      Cleaning organizations.................................................................          4,618,269
                                                                                                     -----------
      Other..................................................................................  $     989,852,654
                                                                                                     ===========

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. Securities borrowed and loaned represent deposits made to or received from other broker-dealers in connection with the Company's stock lending and borrowing activities.

With respect to securities borrowed and loaned, the Company extends or receives collateral in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

4. Receivables from and Payables to Customers: Receivables from and payables to customers represent amounts due on cash and margin transactions. Included in these amounts are receivables from and payables to correspondent brokers, primarily relating to their trading and commission activity, which aggregated approximately $6,798,000 and $15,237,000, respectively, at March 31, 2000. Securities owned by customers and correspondents are held as collateral for those receivables. Such collateral is not reflected in the accompanying statement of financial condition.

5. Securities owned and Securities Sold, Not Yet Purchased: At March 31, 2000, securities owned and securities sold not yet purchased, consist of the following, at market value:


                                                                    Sold,
                                                  Owned       Not Yet Purchased
                                                  -----       -----------------
U.S. Government obligations.................  $   2,017,260     $          -
State and municipal government obligations..      5,692,093           24,619
Corporate obligations.......................      1,056,540          306,745
Stocks and warrants.........................      3,728,093        3,355,221
                                                 ----------        ---------
                                               $ 12,493,986     $  3,686,585
                                                 ==========        =========

U.S. Government obligations include securities pledged as deposits to clearing organizations of $1,801,000 at March 31, 2000.

6. Bank Loans: Short-term bank loans are payable on demand, collateralized by marketable securities and bear interest at a fluctuating rate. At March 31, 2000, these loans were collateralized by customer securities of $89,922,000, correspondents' securities of $14,041,000 and proprietary securities of $6,726,000. The weighted average interest rate on these loans at March 31, 2000 was 6.90%.

7. Subordinated Liabilities: Subordinated liabilities consist of the following at March 31, 2000.



10% Subordinated Convertible Debenture........................$     4,784,177
Subordinated loans from Investec Group:
           Due December 31, 2000..............................     20,000,000
           Due August 31, 2001................................     20,000,000
Contributed exchange membership...............................      2,000,000
                                                                   ----------
                                                              $    46,784,177
                                                                   ==========

The subordinated loans from Investec Group have annual renewal provisions and bear interest at variable rates which were 9.00% at March 31, 2000.

The 10% Subordinated Convertible Debenture is held by Investec Group and is convertible into common shares at the option of the holder. Interest is payable quarterly until maturity on November 1, 2003. Beginning in November 2000, the Company has the right to redeem the debenture, in whole or in part at a redemption price of 101% of the principal amount. There is no prepayment premium required after November 1, 2001.

All subordinated liabilities are subordinated to the claims of general creditors and, other than the contributed exchange membership, qualify for inclusion in net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 (see Note
11). To the extent that such borrowings are required for the Company's continued compliance with minium net capital requirements, they may not be repaid.

The subordinated exchange membership has been contributed by an officer of the Company.

8. Income Taxes: Aggregate deferred tax assets and liabilities amounted to $326,000 and $88,000, respectively, at March 31, 2000. The appropriate tax effect of each type of temporary difference that gives rise to deferred tax assets and liabilities at March 31, 2000 are as follows:


Securities valuation..........................................$    (44,000)
Accrued liabilities............................................    226,000
Other, net ....................................................     56,000
                                                                   -------
Total net deferred tax assets.................................$    238,000

9. Commitments and Contingencies: The Company is a defendant in lawsuits and other actions incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

The Company leases its office space under noncancelable operating leases expiring at various dates through 2010. The minimum annual aggregate rentals (excluding expense escalation clauses) for offices and equipment for the years ended March 31, are as follows:



2001..........................................................$     3,278,000
2002..........................................................      2,200,000
2003..........................................................      2,119,000
2004..........................................................      1,874,000
2005..........................................................      1,712,000
2006 and thereafter...........................................      9,537,000
                                                                   ----------
Total.........................................................$    20,720,000
                                                                   ==========


The Company has satisfied margin requirements with the Options Clearing Corporation and requirements of other clearing organizations with uncollateralized letters of credit of $54,200,000 and customer securities of $63,582,000 at March 31, 2000.

10. Employee Benefit Plans: The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

11. Regulatory Requirements: As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements for its registrants.

The Company has elected the "alternative net capital requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debt items in accordance with the formula for determination of reserve requirements for brokers and dealers (Rule 15c3-3) At March 31, 2000, the Company had net capital of $55,150,000 which exceeded minimum capital requirements by $36,718,000.

The Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for correspondence firms to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At March 31, 2000, the Company had no reserve requirement in relation to the PAIB calculation.

12. Transactions with Related Parties: Included in receivable from and payable to customers is approximately $960,000 and $27,416,000, respectively, at March 31, 2000, which were related to affiliate transactions.

13. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company's securities activities involve the executing, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records customer securities transactions on a settlement date basis. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at a future date and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities using the securities, purchased and/or other securities in the client's account as collateral for amounts loaned. Receivables from customers are substantially collateralized by customer securities. Amounts loaned are limited by margin regulations of various U.S. regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

The Company's financing and securities lending activities require the Company to pledge securities as collateral for various financing sources such as bank loans and securities loaned. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company periodically purchases securities under agreements to resell. Collateral for the securities purchased under agreements to resell is maintained at a custodian bank. The Company monitors the market value of the assets acquired consisting of U.S. Government securities to ensure their adequacy as compared to the amount at which the securities will be resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.